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 **World Women Organization**

Jing Zhao Cesarone · 1st

Director at World Women Organization; CEO of ChildWise
International LLC

Greater Chicago Area · **500+ connections** · **Contact info**

Highlights



2 mutual connections
You and Jing Zhao both know Benjamin
Stein and Sandra Crawford



年终钜"汇",领取最高20%赠金**A large
amount of "foreign exchange" at the
end of the year**
Jing Zhao is attending this event

Message

About

Jing Zhao Cesarone is an accomplished business leader with over twenty years of professional experience in
strategic market entry, branding, and cross-cultural communications. She has worked on nearly 100 cross-
border

projects in high technology, entertainment, agriculture, and health care. She started her career in 1993 ... see more

Experience



Director
World Women Organization
May 2020 – Present · 9 mos



Chief Executive Officer
ChildWise International LLC · Full-time
Aug 2017 – Present · 3 yrs 6 mos
Chicago, Illinois, United States



CEO
The Global CSR Foundation · Self-employed
Oct 2018 – Present · 2 yrs 4 mos



Founder and CEO
ChinaWise USA
Oct 2001 – Present · 19 yrs 4 mos

ChinaWise delivers

Access to Markets
Promising Investments
Integrated Marketing
Crisis Management
Business Intelligence
Cultural Exchange

A Business Advisory Firm Connecting U.S. and China

A business advisory firm connecting U.S. and China, ChinaWise has been facilitating business and cultural exchange between China and the United States for more than 10 years and has developed both cross-cultural expertise and trusted relationships in government and business. A key part of our value is the understanding and appreciation of both American and Chinese cultures, thinking patterns, decision-making and business processes.
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President
Z.H.ISLAND USA
May 2018 – Feb 2020 · 1 yr 10 mos
Greater Chicago Area

Established in 2011, Z.H.ISLAND (ZH) is an exclusive invitation-only network platform for business leaders and senior executives in China. With over 6000 members across 30+ industries, ZH total member's annual revenue accounts for 16% of China's GDP. It's founding members include Jack Ma of Alibaba and Liu Chuanzhi of Lenovo.

Z.H.ISLAND USA was established in 2018 to connect U.S and Chinese entrepreneurs through exclusive membership benefits, online and offline events and programs.

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Special Correspondent
Xinhua News Agency Chicago Bureau
Apr 2009 – Feb 2012 · 2 yrs 11 mos

Conducting on-screen TV interviews; writing news and feature articles; planning events.



Summit Producer
marcus evans Inc.
Dec 2000 – Oct 2001 · 11 mos



Associate
Serafin & Associates
Oct 1999 – Sep 2000 · 1 yr



PR Specialist
Siemens Ltd. China
Jan 1996 – Aug 1998 · 2 yrs 8 mos



Business Reporter and Editor
China Daily
Sep 1993 – Jan 1996 · 2 yrs 5 mos

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Education



University of Illinois Chicago
M.A., Communications
1998 – 2000



Renmin University of China
Second Bachelor, Journalism
1991 – 1993



Beijing International Studies University
Bachelor of Economics, International Business
1987 – 1991